ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: December 6, 2007



Buffered Underlying Securities (BUyS)
Linked to the MSCI EAFE® Index
2 Year Maturity ■ 100% Upside Participation Rate ■ 20% Buffer Level
20%-25% Maximum Return ■ 125% Downside Participation Rate

Indicative Terms & Conditions – December 6, 2007   **Offering Period: December 6, 2007 – December 18, 2007**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1 and S&P AA)†
Offering	:	Buffered Underlying Securities (BUyS) Linked to MSCI EAFE® Index due December 21, 2009 (the "Securities")
Denominations	:	$1,000 per Security (minimum investment $1,000)
Index	:	The MSCI EAFE® Index (Bloomberg: MXEA <INDEX>)
Issue Price	:	100% of the face amount
Initial Level	:	Official closing level of the Index on the Trade Date
Final Level	:	Official closing level of the Index on the Final Valuation Date
Index Return	:	(Final Level – Initial Level) / Initial Level
Upside Participation Rate	:	100%
Downside Participation Rate	:	125% of any decline in the Index level beyond the Buffer Level
Maximum Return	:	20%-25% (to be determined on the Trade Date)
Buffer Level	:	20%

Payment at Maturity	:	The Security holder will receive at maturity for each $1,000 Security face amount:
		• If the Final Level is greater than or equal to the Initial Level:
		    $1,000 + ($1,000 x Index Return x Upside Participation Rate), subject to the Maximum Return
		• If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level:
		    $1,000
		• If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level:
		$1,000 + [$1,000 x Downside Participation Rate x (Index Return + Buffer Level)]
		You will lose your entire investment in the Securities if the Final Level is zero

Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (following business day convention)
Form of Security	:	Global, Book-Entry. The Securities will be represented by a single registered global security deposited with The Depository Trust Company
Agent	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

† A credit rating is not a recommendation to buy, sell, or hold the Securities, and may be subject to revision or withdrawal at any time by the assigning rating agency.



| **Discounts and Commissions** | : | The Agent will receive or allow as a concession to other dealers discounts and commissions that will depend on market conditions on the Trade Date. In no event will such discounts and commissions exceed 2.5% or $25.00 per $1,000 security face amount in connection with the sale of the Securities. |
| **Security Codes** | : | CUSIP: 2515A0 GV 9   ISIN: 2515A0GV98 |

Relevant Dates

Offering Period	:	December 6, 2007 – December 18, 2007 at [2:00 p.m. EST]
Trade Date	:	December 18, 2007
Initial Settlement Date	:	December 21, 2007 (Trade Date plus three Business Days), subject to postponement in the event of a market disruption event
Final Valuation Date	:	December 16, 2009
Maturity /Final Settlement Date	:	December 21, 2009 (Three Business Days following the Final Valuation Date), subject to postponement in the event of a market disruption event



BUyS Product Snapshot
Indicative Terms

Structure:
- **Index:** The MSCI EAFE® Index (Bloomberg: MXEA <Index>)
- **Maturity:** December 21, 2009 (2 Years)
- **Upside Participation Rate:** 100% upside participation
- **Maximum Return:** 20%-25% (to be determined on the Trade Date)
- **Buffer Level:** 20%
- **Downside Participation Rate:** 125% of any decline in the Index level beyond the Buffer Level

Positioning:
- Equity alternative that facilitates a moderately bullish view on the Index.
- 100% upside participation in the performance of the Index at maturity, subject to the Maximum Return (no calls or averaging).

Best Case Scenario:
- If the Final Level is above the Initial Level, investors receive 100% of the performance of the Index at maturity up to a maximum of between 20%-25% (to be determined on the Trade Date) of the Initial Level.
- An investment in the Securities is not callable or averaged.

Worst Case Scenario:
- Investment in the Securities is protected at maturity if the Index declines below the Initial Level by an amount less than or equal to the Buffer Level.
- If the Index declines below the Initial Level by more than the Buffer Level, an investment in the Securities will decline by 1.25% for every 1% decline in the Index in excess of the Buffer Level of 20%.
- Maximum loss is 100% of the initial investment.

Risk Considerations:
- Because the Securities do not offer 100% protection of your initial investment, and the return on the Securities is linked to the performance of the Index, you may lose up to 100% of your initial investment.
- Your maximum gain on the Securities is limited to the Maximum Return. The Payment at Maturity will not exceed between 20%-25% (to be determined on the Trade Date) of your initial investment.
- Return on the Securities is linked to the value of the Index (without taking into consideration the value of dividends paid on the component stocks of the Index).
- An investment in the Securities is subject to the credit of the Issuer.

Investing in the Securities involves a number of risks. See "Selected Risk Factors" on the last page of this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.

Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Securities.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.
- The hypothetical scenario assumes a Maximum Return of 22.50%.





Selected Risk Factors

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** — The Securities do not guarantee any return of your initial investment. The return on the Securities at maturity is linked to the performance of the MSCI EAFE® Index (the "Index") and will depend on whether, and the extent to which, the Index performance is positive or negative.
- **YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM RETURN** — The Payment at Maturity will not exceed between 20%-25% (to be determined on the Trade Date) of your initial investment, regardless of the performance of the Index.
- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the face amount of your Securities is protected against a decline in the Final Level, as compared to the Index Starting Level, of up to 20%. If the Final Level declines by more than the Buffer Level of 20%, for every 1% decline beyond 20%, you will lose an amount equal to 1.25% of the face amount of your Securities (calculated by multiplying 1% by the Downside Participation Rate of 125%). For example, an Index Return of -30% (which represents a decrease of 10% beyond the Buffer Level) will result in a 12.5% loss of your initial investment.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Securities prior to maturity. You should be willing and able to hold your Securities to maturity.
- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — You will not receive coupon payments on the Securities or have voting rights or rights to receive cash dividends or other distributions.
- **CURRENCY EXCHANGE RISK** — Because the closing prices of the component stocks of the Index are converted into U.S. dollars for purposes of calculating the value of the Index, investors in the Securities will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities trade.
- **LACK OF LIQUIDITY** — There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange.
- **OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES** — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, which could affect the level of the Index or the value of the Securities.
- **POTENTIAL CONFLICTS** — Because we and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.
- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** — In addition to the level of the Index on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 273J-2, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement J-2, term sheet No. 273J-2 and this product snapshot if you so request by calling toll-free 1-800-311-4409.



You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

The MSCI EAFE® Index is a registered mark of Morgan Stanley Capital International Inc. (“MSCI”). MSCI has licensed certain trademarks and trade names of MSCI to Deutsche Bank AG. The Securities are not sponsored, endorsed, sold, or promoted by MSCI. MSCI makes no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. MSCI has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY